Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Inpixon and Subsidiaries on Form S-1 Amendment No. 3 [File No. 333-232448 ] of our report which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 28, 2019, with respect to our audits of the consolidated financial statements of Inpixon and Subsidiaries as of December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017 appearing in the Annual Report on Form 10-K of Inpixon and Subsidiaries for the year ended December 31, 2018. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New, York, NY

August 8, 2019